EXHIBIT 99.1

BUENOS AIRES, August 24, 2022

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Notice: CPSA-GG-N-0281/22-AL
Subject: Material news

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to inform that the Company’s Board of Directors decided to call the Annual General Meeting and Special Meeting to be held remotely on September 30, 2022, at 11 a.m. on first call, and 12 p.m. on the same day on second call, should the first call fail to take place and only to consider the competence points of the Annual General Meeting, which will be held remotely.

With no further business at present, I remain sincerely yours.

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099